

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2013

Via E-mail
Mr. Michael Murphy
Acting Chief Financial Officer
Diamond Foods, Inc.
600 Montgomery Street, 13th Floor
San Francisco, CA 94111

> **Re: Diamond Foods, Inc.**
> **Form 10-K**
> **Filed December 7, 2012**
> **File No. 0-51439**

Dear Mr. Murphy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended July 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies, page 28

Valuation of Long-lived and Intangible Assets and Goodwill, page 29

1.   We note your disclosure regarding the goodwill impairment analysis performed as of June 30, 2012 and November 30, 2012 pursuant to FASB ASC 350-20. Please expand your disclosure regarding the risk of future goodwill impairment. Specifically, (1) describe the valuation methods and key assumptions used (e.g., the estimated control premium applied to your market capitalization) and how those key assumptions were determined, (2) discuss the degree of uncertainty associated with your key assumptions, providing specifics to the extent possible, and (3) explain the potential events and/or

changes in circumstances that could reasonably be expected to negatively affect your key assumptions. Refer to Item 303(a)(3)(ii) of Regulation S-K and, for additional guidance, Section V of SEC Interpretive Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Brad Skinner for

Ethan Horowitz
Branch Chief